Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

SEI Institutional Investments Trust:

We consent to the use of our report dated July 30, 2007, with respect to the financial statements of the Large Cap, Large Cap Diversified Alpha, Large Cap Disciplined Equity,  Large Cap Index, Small Cap, Small/ Mid Cap Equity, International Equity, World Equity Ex-US, Enhanced Income, Core Fixed Income, High Yield Bond, Long Duration, Extended Duration, Emerging Markets Debt and Real Return Plus Funds, fifteen of the funds constituting SEI Institutional Investments Trust, (collectively, the “Funds”), as of May 31, 2007, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectus and in the introduction to and under the heading “Experts” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 26, 2007